

January 24, 2013

<u>Via Facsimile</u>
Xiong Weiping
Chief Executive Officer
Aluminum Corporation of China, Ltd.
No. 62 North Xizhimen Street
Haidian District
Beijing
People's Republic of China (100082)

>   **Re: Aluminum Corporation of China**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 27, 2012**
>   **File No. 1-15264**

Dear Mr. Weiping:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your Shandong Branch's website states that its products are marketed in over a dozen countries and regions including Iran. Your Form 20-F does not include disclosure about Iran. Please tell us about any contacts with Iran, which is identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. For instance, your website includes an interview with the president of Chinalco, which you report owns 39% of your shares and provides raw materials and certain services to you, in which he states that its

practices in countries including Iran have shown that Chinalco has been relying on its own advanced technologies and equipment to win trust and support. We also note 2012 news reports about Chinalco's subsidiary Chalieco having prior contracts for an aluminum smelting plant in Iran.

Your response should describe any products, technology or services you have provided to or received from Iran, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities it controls.

2. Please discuss the materiality of your contacts with Iran described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

3. Please discuss the potential impact on your company of Section 1245(a)(1)(B) of the National Defense Authorization Act for Fiscal Year 2013, which was signed into law on January 2, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Liu Qiang, Secretary
Aluminum Corporation of China

John Reynolds
Assistant Director
Division of Corporation Finance